

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2015

Via Email
Mr. Stacy J. Smith
Executive Vice President and Chief Financial Officer
Intel Corporation
2200 Mission College Boulevard
Santa Clara, California 95054

**Re:     Intel Corporation**
**Form 10-K for the Fiscal Year Ended December 27, 2014**
**Filed February 13, 2015**
**Form 10-Q for the Fiscal Quarter Ended March 28, 2015**
**Filed April 27, 2015**
**File No. 000-06217**

Dear Mr. Smith:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 27, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

Mobile and Communications Group, page 39

1.      You disclose that the $1.2 billion decrease in Mobile and Communications Group revenue in 2014 arose from higher cash consideration paid to customers and lower phone component sales partially offset by higher tablet platform unit sales. To help us better understand your disclosure please quantify for us the impact on revenues of lower prices, including the impact of cash consideration paid to customers, and offsetting higher unit sales. In light of the apparent significance of the offsetting components of price and

volume in 2014, explain to us how your disclosure considers the guidance about known trends from Item 303(a)(3)(ii) of Regulation S-K.

Item 8.  Financial Statements

Note 26.  Operating Segments and Geographic Information, page 113

2.      We note that in 2015 you reorganized your business to combine the PC Client Group segment and Mobile and Communications Group segment to form a new Client Computing Group operating segment.  We also note that your pre- and post-reorganization segments each include numerous product platforms.  To help us better understand how you apply FASB ASC Topic 280 in identifying reportable segments and how the business reorganization lead to the revised segment reporting structure, please respond to the following for both pre- and post-reorganization:

- Tell us the title and describe to us the role of each of the individuals who report to the Chief Operating Decision Maker (CODM).
- Please identify and describe to us the role of each of your segment managers.
- Describe to us the information regularly provided to the CODM and how frequently it is prepared.
- Similarly, describe to us the financial information provided to the Board and how frequently it is prepared.
- Explain to us how budgets are prepared, who approves the budget at each step of the process and describe the level of detail discussed at each step.
- Tell us how often the CODM meets with his staff to discuss variances between actual and budgeted results.
- Describe the level of detail communicated to the CODM when actual results differ from budgets and clarify who is involved in meetings with the CODM to discuss budget variances.
- Describe the basis for determining segment manager compensation.

3.      In the description of your business under "Products" and "Products and Product Strategy by Operating Segment" you describe numerous products and platforms; however, we do not see product line disclosure in the notes to your financial statements.  Explain to us your consideration of the guidance from FASB ASC 280-10-50-40.

Form 10-Q for the Fiscal Quarter Ended March 28, 2015

Results of Operations – First Quarter of 2015 compared to First Quarter of 2014

Client Computing Group, page 34

4.      We note that you cite several factors in describing the overall decrease in net revenue for the CCG operating segment during the first quarter of 2015.  Please quantify for us the

impact on revenues of each of the factors cited in the disclosure. Also, quantify for us the impact on revenues from changes in prices and changes in volume during the quarter. To enhance an investor's understanding, please revise the discussion in future filings to include this information.

5.      We note the CCG segment is approximately 60% of your revenues and includes numerous products and product platforms as described in your filings. However, we see that your discussion does not provide quantification to clarify the underlying composition of the segment's revenues or to quantify concentrations from any particular product or product platform. Accordingly, in future filings, please revise the section to quantify the components of the segment's revenues.

6.      We see that CCG operating income decreased by $437 million which was driven by $499 million of lower gross margin. We also note that gross margin was positively impacted by $260 million of lower factory start-up costs. Please revise future filings to provide further clarity of the underlying reasons for the significant decline in gross margin, considering the offsetting impact of the lower factory start-up costs. Further, revise future filings to explain how the 8% decrease in revenues contributed to such a significant decrease in gross margin. Provide us with your proposed disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Lochhead at (202) 551-3664 or Gary Todd, Senior Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters.  Please contact Jay Mumford at (202) 551-3637 or Geoff Kruczek, Senior Attorney, at (202) 551-3641 with any other questions.

Sincerely,

/s/Gary Todd for

Brian Cascio
Accounting Branch Chief